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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF APRIL 2004

                                   ----------

                         PSi TECHNOLOGIES HOLDINGS, INC.
             (Exact name of Registrant as specified in its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's name into English)

                                   ----------

                               Electronics Avenue
                             FTI Industrial Complex
                     Taguig, Metro Manila 1604, Philippines
              (Address of Registrant's principal executive offices)

                                   ----------

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  x       Form 40-F
                                    ---                ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes         No  x
                                      ---        ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                      ------------


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                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


     Date: April 30, 2004

                                     PSi TECHNOLOGIES HOLDINGS, INC.



                                     By: /s/ Arthur J. Young, Jr.
                                        ---------------------------------
                                         Arthur J. Young, Jr.
                                         President and Chief Executive Officer

                         PSi TECHNOLOGIES HOLDINGS, INC.

                                  SEC FORM 6-K
                                   April 2004

                                TABLE OF CONTENTS
                                -----------------

Description                                                                 Page

Press Release, dated April 26, 2004
PSi Technologies Reports First Quarter 2004 Results                            3

[Company Logo]

               PSi TECHNOLOGIES REPORTS FIRST QUARTER 2004 RESULTS

South San Francisco, CA & Manila, Philippines - April 26, 2004 - PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the first quarter ended March 31, 2004:

Highlights
..    Revenue of $18.9 million, an increase of 5.4% on a quarter-over-quarter basis.
..    Gross margin of 4.8%, versus 6.5% in the previous quarter, and 0.1% in
     1Q03.
..    Operating loss margin of (7.1)%, versus (5.0)% in the previous quarter, and
     (11.6)% in 1Q03. Operating loss margin was close to breakeven in March at (2.4)% excluding China start-up expenses.
..    EBITDA margin of 13.3%, versus 16.3% in the previous quarter and 7.8% in
     1Q03.
..    EPS of $(0.10) per share, versus EPS of $(0.07) in 4Q03.
..    We expect a minimum of 10% revenue growth for 2Q04.

First Quarter Financial Results
Revenues for the first quarter of 2004 totaled $18.9 million, a 5.4% sequential increase compared to $17.9 million in the previous quarter, and a (6.4)% decline compared to $20.1 million in revenues for the first quarter of 2003. Revenues from the top 5 customers of the Company were $15.7 million, a 9.9% increase compared to $14.3 million in the previous quarter, and a (4.9)% decline compared to $16.5 million in the first quarter of 2003.

"Customer loadings accelerated on a month-over-month basis, with January the weakest month and March the strongest month in the quarter. In some cases, we experienced unfilled orders as our customers encountered wafer supply constraints arising from the time required to ramp-up their wafer fabs to meet strong underlying demand and inventory requirements," said Arthur J. Young, Jr., Chairman and CEO. "Nonetheless, we likewise experienced increased loadings from two existing customers that were the direct result of increased outsourcing activities."

The Company's largest customers for the first quarter (in alphabetical order) were Infineon Technologies, ON Semiconductor, Philips and ST Microelectronics. Products packaged for those customers are used in a variety of end user applications, with particular focus on automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

"We estimate that consumer electronics, PC, industrials and wireless devices led the growth for the quarter," said Young.

Power semiconductor packages comprised 93.5% of first quarter revenue, or $17.6 million, a 3.9% sequential increase in sales versus $17.0 million in the previous quarter, and a (6.2)% decline compared to $18.8 million in revenues for the first quarter of 2003. Average selling prices of power packages decreased by 2.9% on a sequential basis.

"Our product mix was negatively impacted by the inventory adjustment by one of our major customers that was carried over from the fourth quarter. Loadings began to recover in March and we are seeing this continue through the second quarter," said Young. "Additionally, there were limited price reductions on existing packages that were negotiated in the third and fourth quarters of 2003, that took effect in the first quarter of 2004. We do not foresee additional price reductions for the second quarter."

Gross profit margin decreased to 4.8%, from 6.5% in the previous quarter. It was 0.1% in the same period last year. Gross profit decreased by 21% to $0.9 million from $1.2 million in the fourth quarter of 2003. Gross profit was approximately $23,000 in the first quarter of 2003.

Operating loss for the first quarter was $(1.3) million, compared to $(0.9) million in the previous quarter. Operating loss margin was (7.1)%, from (5.0)% in the previous quarter, and (11.6)% in the first quarter of 2003.

EBITDA margin was 13.3% for the first quarter, down from 16.3% in the previous quarter, and 7.8% in the same period last year.

"Our margins were negatively impacted by temporary change in product mix and negotiated price adjustments in some of our power packages, prices of which were previously negotiated during the third and fourth quarter of 2003. Additionally, startup activities in our China facility contributed to the margin erosion," said Young.

PSi's Philippine operations was close to breakeven in March, with operating loss margin of (2.4)% or about $(170) thousand. Start-up expenses of PSi's China operations added approximately $77,000 in operating expenses, leading to a consolidated operating loss margin of (3.4)% or about $(246,000). EBITDA margin would have been 15.5% in March instead of 14.4%, excluding the China start-up costs.

First quarter net loss was $(1.6) million or $(0.10) per diluted share, compared to the previous quarter's net loss of $(1.2) million, or $(0.07) per diluted share, and $(2.5) million or $(0.15) per diluted share in the first quarter of 2003.

Package Development
In March, PSi appointed Jim Knapp, formerly ON Semiconductor's Engineering Manager for Core development, as PSi's Vice President for Technology, Package Development and Central Engineering. Among other initiatives, Jim is leading PSi's PowerQFN/TM/ (Quad Flat Non-Leaded) Packaging Platform development efforts, with sample lots expected to be produced for customer review by June.

We anticipate growing demand for Power QFN packages, which address customer requirements for improved power handling capabilities, board space saving attributes, and heat dissipation advantages over traditional leaded discrete power packages. The introduction of PowerQFN/TM/ packages is a major initiative by PSi to provide higher value added power packages to our customers, with a commensurate return to our shareholders.

Update on China
As of April 23, 2004, PSi's wholly owned subsidiary in China met key milestones on schedule. These milestones are:

..    Installed facilities and facilities support equipment in the first of two prefabricated buildings in its Chengdu Facility;

..    Installed the first production line disassembled and shipped from Philips'
     internal assembly and test facility in the Philippines; and

..    Passed Philips' audit of the Chengdu Facility. This allows the Company to start producing limited lots for product qualification and reliability purposes, paving the way for Philips to ship another production line. PSi Chengdu is scheduled to begin running full production on the first production line by the end of June.

During the quarter, startup activities in China resulted in an increase in operating expenses by approximately $219,000 or 1.2% percent of sales. Excluding these expenses, consolidated net loss for the quarter was $(1.4) million or ($0.09) per diluted share. Total capital expenditures attributable to China totaled $0.5 million.

Balance Sheet Highlights
Cash and cash equivalents totaled $1.7 million on March 31, 2004 versus $0.7 million at the end of 2003.

The Company continues to explore options presented by various financial institutions to strengthen its balance sheet and address its working capital requirements. Management has similarly restricted overall capital expenditures to 50-60% of our EBITDA, inclusive of capital expenditures allocated for China.

For the quarter, the Company spent $1.9 million in capital expenditures, which was offset by the $3.0 million in cash generated from operating activities. Accounts payable related to our capital expenditures program has increased by $0.6 million during the quarter.

Tangible book value was $3.88 per share on March 31, 2004, on outstanding shares of 13,289,525 shares, or $3.08 per share on a fully diluted basis.

Business Outlook
Commenting on the Company's business outlook and going-forward strategies, Young said: "Customer forecasts continue to remain buoyant through the initial weeks of the quarter. Growth in loadings continues to broaden beyond consumer electronics and wireless devices, which were the drivers of growth during the fourth quarter of 2003, and across customers. We anticipate a minimum of 10% sequential increase in second quarter revenues and a return to profitability."

"More critically, we are in discussions with our customers to effect upward price adjustments that take into account tightness in capacity for some of our package lines and within the industry, which should ultimately be margin accretive."

Conference Call and Webcast
Company management will hold a conference call on its first quarter 2004 operating results on Monday, April 26, 2004, at 5:00 p.m. Eastern/2:00 p.m. Pacific. Interested parties should call 800-240-2134 (for domestic callers) or 303-262-2211 (for international callers) at least 5 minutes before start time, and ask the operator for the PSi conference call. A live webcast will also be available through www.fulldisclosure.com, and the Investor
                                       ----------------------
Relations section of the Company's website at www.psitechnologies.com.
                                              -----------------------

A replay of the conference call will be available at 800-405-2236 (for domestic callers) and 303-590-3000 (for international callers) through May 3, 2004; the access code is 577261. The webcast replay will be available for 90 days.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company's web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:      At Financial Relations Board:
Edison G. Yap, CFA                       Kristen McNally (general info)
(63 917) 894 1335                        (310) 407 6548
egyap@psitechnologies.com.ph             kmcnally@financialrelationsboard.com
----------------------------             ------------------------------------


Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

                            -Financial Tables Follow-

                         PSi Technologies Holdings, Inc.
                           Unaudited Income Statement





                                                       (In US Dollars)
                                                   31-Mar-04      31-Mar-03

Sales ........................................   $ 18,863,750    $ 20,146,598

Cost of Sales ................................   $ 17,953,106    $ 20,123,439
                                                 ------------    ------------
Gross Profit .................................   $    910,643    $     23,159
                                                 ------------    ------------

Operating Expense
  Research and Development ...................   $    232,979    $    432,690
  Stock compensation cost ....................   $     59,996    $     59,988
  Administrative Expenses ....................   $  1,778,186    $  1,656,421
  Marketing Expenses .........................   $    182,213    $    212,649
                                                 ------------    ------------
    Subtotal .................................   $  2,253,374    $  2,361,748
                                                 ------------    ------------

Operating Profit/(Loss) ......................   $ (1,342,731)   $ (2,338,589)

Other Income / (Charges) .....................   $   (301,925)   $   (204,099)

Income before Tax ............................   $ (1,644,656)   $ (2,542,689)


Minority Interest ............................   $     (2,849)   $       (116)

                                                 ------------    ------------
Net Income ...................................   $ (1,647,505)   $ (2,542,804)
                                                 ============    ============

EBITDA .......................................   $  2,499,631    $  1,580,355

Fully Diluted Shares .........................     16,767,786      16,767,786

EPS ..........................................          (0.10)          (0.15)

                         PSi Technologies Holdings, Inc.
                      Unaudited Consolidated Balance Sheet
                                 (In US Dollars)

ASSETS                                                         31-Mar-04
    Cash & Cash Equivalents ..............................      1,704,776
    Accounts Receivable ..................................     11,061,334
    Inventories ..........................................      6,080,143
    Prepaid Expenses & Tax Credits .......................      1,751,284
                                                             ------------
  Total Current Assets ...................................     20,597,538
                                                             ------------
    Property Plant & Equipment ...........................    132,836,703
    Accumulated Depreciation .............................     66,040,124
                                                             ------------
  Property Plant & Equipment - Net .......................     66,796,579
                                                             ------------
  Investment & Advances ..................................        142,393
  Other Assets ...........................................      1,646,933
                                                             ------------
TOTAL ASSETS .............................................     89,183,444
                                                             ------------

LIABILITIES & STOCKHOLDER'S EQUITY
     Accounts Payable and Other  Expenses ................     16,402,766
     Accounts Payable CAPEX ..............................      3,175,205
     Bank Loans ..........................................      8,900,000
     Trust Receipts ......................................      2,432,599
     Current Portion of Long-term Debt ...................      1,189,541
     Current Portion of Obligation under Capital Lease ...         13,794
                                                             ------------
  Total Current Liabilities ..............................     32,113,905
                                                             ------------
Long-term liability (net of current)  ....................      5,203,999
Obligation Under Capital Leases (net of current) .........         92,872
                                                             ------------
TOTAL LIABILITIES ........................................     37,410,776
                                                             ============
Minority Interest ........................................        187,363
Equity
                                                             ------------
     Subtotal Equity .....................................     68,975,539
                                                             ------------
     Subtotal Retained Earnings ..........................    (17,390,234)
                                                             ------------
TOTAL EQUITY .............................................     51,585,305)
                                                             ============

                                                             ------------
TOTAL LIABILITIES & S'HOLDERS' EQUITY ....................     89,183,444
                                                             ------------

                         PSi Technologies Holdings, Inc.
                 Unaudited Consolidated Statement of Cash Flows
                                 (In US Dollars)

                                                                    For the 3
                                                                  Months ended
                                                                    31-Mar-04

CASH  FLOWS FROM OPERATING ACTIVITIES ...........................          -
  Net  Income ...................................................   (1,647,505)
  Adjustments to reconcile net income to net cash provided by operating activities:
        Minority interest .......................................        2,849
        Equity in net loss (gain) of an investee 2002 ...........          -
        Stock compensation cost .................................       59,996
        Depreciation and amortization ...........................    3,848,225
        Loss on Asset Impairment
        Provision for (benefit from) deferred income tax ........          -
        Equity in net loss (gain) of an investee ................          -
      Change in assets and liabilities:
        Decrease (increase) in: .................................          -
              Accounts  receivables .............................       32,336
              Inventories .......................................       34,430
              Other Current Assets and tax credit receivable ....      163,300
        Increase (decrease) in :
              Accounts payable and other expenses ...............      480,008
                                                                    ----------
Net cash provided by operating activities .......................    2,973,638
                                                                    ----------
CASH  FLOWS FROM INVESTING ACTIVITIES
  Additions to property and equipment ...........................   (1,861,260)
    Proceeds from sale of Property & Equipment ..................          -
  Decrease (increase) in investments and advances ...............      (18,510)
  Decrease (increase) in other assets ...........................     (262,313)
                                                                    ----------
Net cash used in investing activities ...........................   (2,142,082)
                                                                    ----------
CASH  FLOWS FROM FINANCING ACTIVITIES
  Net availment/(payments) of short-term loans ..................      300,000
  Trust receipts and acceptances payable ........................       16,030
  Net availment/(payments) of stock issuance cost ...............          -
  Net availment/(payments) of long term loan ....................       21,142
  Net availment/(payments) of obligation under capital leases ...     (174,459)
                                                                    ----------
Net cash provided by (used in) financing activities .............      162,713
                                                                    ----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ............      994,269

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD ............      710,507
                                                                    ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ......................    1,704,776
                                                                    ==========

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SUPPLEMENTAL INFORMATION ON NONCASH FINANCING & INVESTING ACTIVITIES
        Property and equipment acquired (paid)
             on account under accounts payable                          39,865
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